Issuance of New Shares according to Merger

Hanarotelecom incorporated (hereafter “Hanaro”) issued new shares regarding the merger with Korea Thrunet, Co., Ltd.(hereafter “Thrunet”) as shown below:

1. Increase in Shares and Capital Stock of Hanaro (the surviving company)
- Number of new shares issued : 1,217,832 common shares
- Total number of shares after the issuance : 463,353,012 common shares
- Listing date of new shares on the Korea Exchange (KOSDAQ Market) : January 18, 2006
- Total capital stock after the merger : 2,316,765,060,000 won
- Among 1,217,832 shares newly issued, 79,029 common shares owned by foreign investors of Thrunet are included.